4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

LEADING EXPERTS TO PRESENT AT CARDIOVASCULAR SYMPOSIUM HOSTED BY MEDICURE IN NEW YORK

Panelists to Present Views on Emerging Strategies For Saving the Heart,
Including Medicure’s Novel Approach to Cardioprotection

WINNIPEG, Manitoba (September 13, 2004) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that it will host a special Cardiovascular Symposium in New York City on October 13, 2004. Entitled “Emerging Strategies For Saving Your Heart”, the Symposium will feature four leading cardiovascular experts who will discuss the need for novel therapies in the treatment of myocardial ischemia, including the promise of Medicure’s lead drug, MC-1.

The symposium will be chaired by respected cardiologist, Paul Armstrong, MD, FRRCP(C), Professor of Medicine at the University of Alberta, Past Member, FDA Cardio Renal Advisory Board, and Chair of Medicure’s Scientific Advisory Board. Dr. Armstrong will be joined by a distinguished group of panelists, all leaders in the field of cardiovascular medicine:

  Roberto Bolli, MD, Professor of Medicine, Division of Cardiology, and Director, Institute of Molecular Cardiology, University of Louisville;

  Christopher Granger, MD, Associate Professor of Medicine and Director, Cardiac Care Unit, Duke University Medical Center; and,

  Robert A. Harrington, MD, FACC, Professor of Medicine, Duke University Medical Center and Director of Cardiovascular Clinical Trials, Duke Clinical Research Institute.

Brief biographies on each of these individuals are available at www.medicureinc.com/symposium.htm.

“This symposium provides an excellent opportunity to hear three leading experts, seasoned in the science and clinical treatment of cardiovascular disease, address the serious medical repercussions of acute coronary syndromes and their treatment,” stated Dr. Armstrong.

“In addition, the panelists will discuss the current state of medicine in the field of cardiology, along with the future therapeutics, with a particular focus on Medicure’s novel approach to protecting the ischemic myocardium,” he added.

Commenting on the Company’s involvement in presenting this symposium, Medicure President and Chief Executive Office, Albert D. Friesen, Ph.D. stated: “We are honoured to have four of North America’s foremost experts in the field of cardiovascular medicine participate in this event. We believe this is an excellent opportunity to enhance our shareholders’ and the investment community’s knowledge and understanding of cardiovascular disease, and why it is so vital to develop novel therapies like MC-1 to address the unmet needs in treating myocardial ischemia.”

Symposium Details

Date:	Wednesday, October 13, 2004

Time:	4 pm Eastern Time

Location:	New York City

Venue:	The Four Seasons Hotel (Salon A & B), 57 East 57th Street

Webcast:	Will be available at the Medicure website: www.medicureinc.com/symposium.htm. Details to be provided at a later date.

Additional information, including the formal agenda and the topics of discussion can be seen at either the Medicure website, or the Trout Group website at www.troutgroup.com.

ABOUT MEDICURE INC.

Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on reduction of damage associated with acute coronary syndromes/acute myocardial infarction and cardiovascular interventions such as angioplasty and Coronary Artery Bypass Graft (CABG). Medicure is currently enrolling patients in its MEND-CABG clinical trial, which will evaluate the cardio- protective and neuroprotective effects of MC-1 in up to 900 patients undergoing high-risk CABG.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of diabetic patients with hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 57 million North Americans who have hypertension, are not adequately treated.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer, C.A.	Don Bain
Chief Financial Officer	Director of Investor & Public Relations
Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823

Or,

Lee M. Stern, CFA
Director
The Trout Group LLC
740 Broadway, Suite 903
New York, NY 10003
Tel (212) 477-9007 ext. 22
Fax (212) 460-9028